Filed Pursuant to Rule 424(b)(2)
Registration No. 333-209421

Prospectus Supplement

To Prospectus dated February 8, 2016

United Mexican States

€1,200,000,000  1.375% Global Notes due 2025

€700,000,000  3.375% Global Notes due 2031

The 1.375% Global Notes due 2025 (the “2025 notes”) will mature on January 15, 2025. The 3.375% Global Notes due 2031 (the “2031 notes”) will mature on February 23, 2031. We refer to the 2025 notes and the 2031 notes collectively as the “notes.” Mexico will pay interest on the 2025 notes on January 15 of each year, commencing January 15, 2017. Mexico will pay interest on the 2031 notes on February 23 each year, commencing February 23, 2017. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2025 notes and the offering of the 2031 notes, each pursuant to this prospectus supplement, are not contingent upon one another.

The 2031 notes will be consolidated and form a single series with, and be fungible with, the outstanding €1,000,000,000 3.375% Global Notes due 2031 (ISIN XS1369323149, Common Code 136932314), previously issued by Mexico.

The notes will be issued under an indenture, and each of the 2025 notes and the 2031 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 17 of the accompanying prospectus dated February 8, 2016, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

The outstanding 2031 notes have been listed on the Luxembourg Stock Exchange. Application will be made to list the 2025 notes and the new 2031 notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)	Underwriting Discounts	Proceeds to Mexico, before expenses(1)
Per 2025 note………………………………….	99.127%	0.170%	98.957%
Total for 2025 notes ……………………….….	€1,189,524,000	€2,040,000	€1,187,484,000
Per 2031 note ……………………………..…..	114.285%	0.190%	114.095%
Total for 2031 notes ……………………….….	€799,995,000	€1,330,000	€798,665,000

(1)	Plus accrued interest, if any, from November 1, 2016 for the 2025 notes to the date of settlement, and from February 23, 2016 to the date of settlement for the 2031 notes. The amount of accrued interest on the 2031 notes from February 23, 2016 to November 1, 2016 is €16,266,393.44.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about November 1, 2016.

Joint Book-Running Managers

BNP PARIBAS	Citigroup	Santander

October 25, 2016

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated February 8, 2016, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €1,986,049,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €100,000. Mexico intends to apply the net proceeds of the offering of the notes to redeem in full its outstanding 4.250% Global Notes due 2017 (the “2017 notes”) and for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. The outstanding principal amount of the 2017 notes, which are scheduled to mature in July 2017, is approximately €639,182,000, and Mexico plans to give a notice of redemption pursuant to the provisions of the 2017 notes promptly following the pricing of the offering of the notes.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	United Mexican States

Aggregate Principal Amount	For the 2025 notes: €1,200,000,000 For the 2031 notes: €700,000,000

Issue Price	For the 2025 notes: 99.127%, plus accrued interest, if any, from November 1, 2016 For the 2031 notes: 114.285%, plus accrued interest from February 23, 2016

Issue Date	For the 2025 notes: November 1, 2016 For the 2031 notes: November 1, 2016

Maturity Date	For the 2025 notes: January 15, 2025 For the 2031 notes: February 23, 2031

Specified Currency	Euro (€)

Authorized Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Fungibility	The 2031 notes will be consolidated and form a single series with, and be fungible with, the outstanding €1,000,000,000 3.375% Global Notes due 2031 (ISIN XS1369323149, Common Code 136932314), previously issued by Mexico.

Form

Registered; Book-Entry

Each series of the notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with Deutsche Bank AG, London Branch. Deutsche Bank AG, London Branch will serve as common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate	For the 2025 notes: 1.375% per annum, accruing from November 1, 2016 For the 2031 notes: 3.375% per annum, accruing from February 23, 2016

Interest Payment Date	For the 2025 notes: Annually on January 15 of each year, commencing on January 15, 2017
For the 2031 notes: Annually on February 23 of each year, commencing on February 23, 2017

Regular Record Date	For the 2025 notes: January 14 of each year For the 2031 notes: February 22 of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption

With respect to each series of notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined below) plus (a) in the case of the 2025 notes, 25 basis points, or (b) in the case of the 2031 notes, 50 basis points, over (ii) the principal amount of such notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price (as defined below) for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” means (a) with respect to the 2025 notes, each of Banco Santander, S.A., BNP Paribas and Citigroup Global Markets Limited or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors, and (b) with respect to the 2031 notes, any of Barclays Bank PLC, BNP Paribas, Credit Suisse Securities (Europe) Limited and UBS Limited or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Underwriters	Banco Santander, S.A. BNP Paribas Citigroup Global Markets Limited

Purchase Price	For the 2025 notes: 99.127%, plus accrued interest, if any, from November 1, 2016 For the 2031 notes : 114.285%, plus accrued interest from February 23, 2016

Method of Payment	Wire transfer of immediately available funds to an account designated by Mexico.

Listing	The outstanding 2031 notes have been listed on the Luxembourg Stock Exchange. Application will be made to list the 2025 notes and the new 2031 notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Securities Codes

ISIN:	For the 2025 notes: XS1511779305 For the 2031 notes: XS1369323149

Common Code:	For the 2025 notes: 151177930 For the 2031 notes: 136932314

Trustee, Principal Paying Agent, Transfer Agent, Registrar, Authenticating Agent and Exchange Rate Agent	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	KBL European Private Bankers S.A.

Withholding Taxes and Additional Amounts	Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Taxation

Mexico expects that the 2031 notes will be issued in a “qualified reopening” for U.S. federal income tax purposes and, accordingly, the 2031 notes will be fungible with the €1,000,000,000 3.375% Global Notes due 2031 previously issued by Mexico. The 2031 notes issued pursuant to this offering generally will be treated as having premium. For further information, see the discussion set forth under the heading “Taxation—United States Federal Taxation” in this preliminary prospectus supplement.

Payments of principal or interest under the 2031 notes made to holders of such notes that are non-resident of Mexico, will not be subject to Mexican withholding taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the 2025 notes or the 2031 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional 2025 notes and 2031 notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional 2025 notes and 2031 notes issued in this manner will be consolidated with, and will form a single series with, any other outstanding notes of such series.

Payment of Principal and Interest

Principal of and interest on the notes, except as described below, will be payable by Mexico to the Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law	State of New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 17 of the accompanying prospectus dated February 8, 2016.

Stabilization	In connection with issues of notes, Banco Santander, S.A., BNP Paribas and Citigroup Global Markets Limited (the “stabilizing underwriters”) or any person acting for the stabilizing underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation of the stabilizing underwriters or any agent of the stabilizing underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2025 Notes

The 2025 notes will:

•	be issued on or about November 1, 2016 in an aggregate principal amount of €1,200,000,000;

•	mature on January 15, 2025;

•	bear interest at a rate of 1.375% per year, accruing from November 1, 2016. Interest on the notes will be payable annually on January 15 of each year, commencing on January 15, 2017;

•	pay interest to the persons in whose names the notes are registered at the close of business on January 14 preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•	rank without any preference among themselves and equally all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of the common depositary of Deutsche Bank AG, London Branch, as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable before maturity; and

•	contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2031 Notes

The 2031 notes will:

•	be issued on or about November 1, 2016 in an aggregate principal amount of €700,000,000;

•	mature on February 23, 2031;

•	bear interest at a rate of 3.375% per year, accruing from February 23, 2016. Interest on the notes will be payable annually on February 23 of each year, commencing on February 23, 2017;

•	pay interest to the persons in whose names the notes are registered at the close of business on February 22 preceding each payment date;

•	be consolidated and form a single series with, and be fungible with, the outstanding €1,000,000,000 3.375% Global Notes due 2031 (ISIN XS1369323149, Common Code 136932314), previously issued by Mexico;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•	rank without any preference among themselves and equally all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of the common depositary of Deutsche Bank AG, London Branch, as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable before maturity; and

•	contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities — Debt Securities” in the accompanying prospectus.

TAXATION

United States Federal Taxation

The following discussion supplements the disclosure provided under the heading “Taxation—United States Federal Taxation” in the accompanying prospectus.

Mexico expects that the 2031 notes will be treated as issued in a “qualified reopening” of the outstanding €1,000,000,000 3.375% Global Notes due 2031 (ISIN XS1369323149, Common Code 136932314), previously issued by Mexico (the “original 2031 notes”) for U.S. federal income tax purposes. Debt instruments issued in a qualified reopening for U.S. federal income tax purposes are deemed to be part of the same issue as the original debt instruments. Under such treatment, the 2031 notes would have the same issue date, the same issue price and the same adjusted issue price as the original 2031 notes for U.S. federal income tax purposes. A U.S. holder acquiring the 2031 notes pursuant to this offering generally will be treated as acquiring the notes with premium, as described in the accompanying prospectus under “Taxation—United States Federal Taxation—Premium.” However, because the notes may be redeemable by Mexico prior to maturity at a premium, special rules may apply that could reduce, eliminate or defer the amount of premium that you may amortize with respect to the 2031 notes. Please consult your tax adviser about the effect of Mexico’s optional redemption right on your ownership of the 2031 notes.

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of October 25, 2016, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2025 Notes	Principal Amount of the 2031 Notes
Banco Santander, S.A.…………………………….	€400,000,000	€233,333,000
BNP Paribas ………………………………………	€400,000,000	€233,333,000
Citigroup Global Markets Limited ……………….	€400,000,000	€233,334,000

Total………………………………………….	€1,200,000,000	€700,000,000

Banco Santander, S.A., BNP Paribas and Citigroup Global Markets Limited are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer some of the notes to the public at the respective public offering prices set forth for the 2025 notes and the 2031 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering prices and other selling terms.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of the joint lead underwriters are not registered with the U.S. Securities and Exchange Commission as a U.S. registered broker-dealer. To the extent that any such broker-dealer intends to effect sales in the United States or to U.S. persons, they will do so only through one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. laws and regulations.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, Banco Santander, S.A., BNP Paribas and Citigroup Global Markets Limited and/or any person acting on behalf of the stabilizing underwriters may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant stabilizing underwriter, or any person acting on behalf of the stabilizing underwriter, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated February 8, 2016 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

The net proceeds to Mexico from the sale of the notes will be approximately €1,986,049,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €100,000.

It is expected that delivery of the notes will be made against payment therefor on the fifth day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The underwriters have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT,

AUTHENTICATING AGENT, PRINCIPAL PAYING AGENT

AND EXCHANGE RATE AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG PAYING AGENT, TRANSFER AGENT AND LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law
Cleary Gottlieb Steen & Hamilton LLP	Fiscal Attorney of the Federation
One Liberty Plaza	Ministry of Finance and Public Credit
New York, New York 10006	Insurgentes Sur 795
Piso 12
Colonia Nápoles
Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law	As to Mexican Law
Sullivan & Cromwell LLP	Ritch, Mueller, Heather y Nicolau, S.C.
125 Broad Street	Av. Pedregal No. 24
New York, New York 10004	Piso 10
Col. Molino del Rey
11040 Ciudad de México